UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RAIN ONCOLOGY INC.

(Name of Subject Company (Issuer))

WK MERGER SUB, INC.

(Name of Filing Persons (Offeror))

PATHOS AI, INC.

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

Ryan Fukushima

Pathos AI, Inc.

600 West Chicago Avenue, Suite 150

Chicago, IL 60654

Tel. (312) 765-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Jean A. Lee, Esq.

100 Northern Ave

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 27, 2023 (as amended and supplemented on December 29, 2023 and January 16, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”), by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), and Parent. The Schedule TO relates to the offer (the “Offer”) by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Rain Oncology Inc., a Delaware corporation (“Rain”), other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the certificate of merger being duly filed with the Delaware Secretary of State which will be canceled without any consideration, for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, dated as of January 26, 2024, by and among Parent, Merger Sub, Equiniti Trust Company, LLC and Fortis Advisors LLC (the “CVR Agreement”), all upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer was made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Rain, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9; AND ITEM 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer expired at one minute after 11:59 p.m., Eastern Time, on January 25, 2024. The Depository and Paying Agent advised Merger Sub that, as of the expiration of the Offer, a total of 28,031,182 Shares were validly tendered and not validly withdrawn, representing approximately 77% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Parent completed the acquisition of Rain on January 26, 2024, by consummating the Merger pursuant to the Merger Agreement without a vote of the Rain stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into Rain, the separate existence of Merger Sub ceased and Rain continued as the Surviving Corporation and a wholly owned subsidiary of Pathos. Each Share outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of Rain, owned, directly or indirectly, by Parent or Merger Sub and owned by Rain stockholders who were entitled to and properly demanded appraisal of such Shares in accordance with the DGCL), was converted into (i) the Cash Consideration, without interest, plus (ii) one CVR per Share, which CVR shall represent the right to receive potential payments pursuant to the CVR Agreement.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On January 26, 2024, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.

(a)(5)(A)*	Press Release issued by Pathos AI, Inc., dated as of January 26, 2024.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

WK MERGER SUB, INC.

By:	/s/ Ryan Fukushima
Name:	Ryan Fukushima
Title:	Chief Executive Officer

PATHOS AI, INC.

By:	/s/ Ryan Fukushima
Name:	Ryan Fukushima
Title:	Chief Executive Officer